DISH NETWORK CORPORATION

9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF JUNE 28, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

July 1, 2019

Via EDGAR

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 DISH Network Corporation (“DISH Network”)

Registration Statement on Form S-4

Filed June 6, 2019

File No. 333-231994

Ladies and Gentlemen:

We are supplying the following responses to the comments contained in a letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated June 28, 2019, regarding DISH Network’s Registration Statement on Form S-4 filed on June 6, 2019 (the “Registration Statement”).  For the purpose of this letter, the “Company,” “we” or “our” refers to DISH Network.  To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.  All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement.

We have noted below all responses for which we request, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act or otherwise.  If any request is made for disclosure of these items, we

Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

would appreciate being notified promptly, so that we may provide further support for our request of confidentiality.

Please note that we are filing this response letter via EDGAR submission and also are delivering a copy of the submission to your attention in a full, unredacted form.

Registration Statement on Form S-4

General

1.              We note that this registration statement has been filed for the purpose of registering the DISH Network Class A Common Stock being issued in the merger.  The cover page includes the registration of such stock, but could be read to suggest that the distribution of EchoStar BSS Corporation common stock is also being registered.  Please confirm that the distribution is not being registered and consider revising your cover page to clearly delineate the transactions covered by the registration statement.

Response: We confirm that the distribution of EchoStar BSS Corporation common stock is not being registered and, in response to the Staff’s comment, will revise the cover page to clearly delineate the transactions covered by the Registration Statement.

2.              You state that approval by EchoStar stockholders is not required in connection with the pre-closing restructuring, the distribution, or the merger and that EchoStar stockholders are not required to vote on the Transactions.  Clarify why EchoStar determined it needed to provide stockholders with an information statement.  For example, explain whether EchoStar received written consents authorizing the transactions.

Response:  Approval by EchoStar stockholders is not required in connection with the Transactions.  The only affirmative vote by written consent that was required to authorize the Transactions was that of the sole holder of all issued and outstanding Newco shares, which was obtained by written consent of HSSC, a wholly-owned subsidiary of EchoStar that is the sole holder of all issued and outstanding Newco shares.  Separately, EchoStar’s determination to provide stockholders with an information statement followed from discussions with representatives of the SEC’s Office of Chief Counsel of the Division of Corporation Finance.

On April 23, 2019 and April 25, 2019, representatives of White & Case LLP, counsel to EchoStar, and representatives of Sullivan & Cromwell LLP, counsel to DISH Network, held telephone conferences with two representatives of the SEC’s Office of Chief

Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

Counsel of the Division of Corporation Finance.  The calls were organized to discuss whether, given the facts of the proposed Transactions, the Transactions could be consummated without registering the Newco Common Stock being distributed to EchoStar stockholders under the Securities Exchange Act of 1934, as amended, in reliance on Staff Legal Bulletin No. 4 (“SLB4”).  Registering the Newco Common Stock would have required, among other things, preparation of historical carveout financial statements of Newco, pro forma financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure with respect to Newco.  These would not otherwise be required in connection with the Transactions and would be extremely burdensome and costly for EchoStar to produce.  Moreover, such information would not provide meaningful disclosure to EchoStar’s stockholders, because the Distribution is conditioned upon, among other things, the concurrent consummation of the Merger and, therefore, the Newco Common Stock will never effectively be held by EchoStar stockholders and will never be actively traded, or traded at all.  Rather, EchoStar stockholders will immediately receive DISH Network Class A Common Stock.  During the course of those discussions with the SEC, EchoStar’s counsel indicated that EchoStar would provide its stockholders with an information statement as contemplated by Regulation 14C, in order to provide adequate information with respect to the Transactions as contemplated by SLB4.  The Office of Chief Counsel representatives consulted with members of EchoStar’s reporting branch of the SEC, and indicated that, based on the facts provided, they believed that EchoStar’s position was an appropriate way to proceed while noting that SLB4 is a non-exclusive safe harbor.

Summary

Accounting Treatment of the Transactions, page 17

3.              Regarding your intended accounting treatment for the transaction where DISH Network will acquire the BSS Business of EchoStar Corporation, please explain to us the basis for your conclusion that the transaction should be considered an asset purchase.  You state that “all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets.”  In this regard, provide us a detailed analysis of how the assets listed on page 1 are considered a single asset in accordance with the guidance in ASC 805-10-55-5B.  Additionally, tell us your consideration of Rule 3-05 and Article 11 of Regulation S-X for this transaction.

Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

Response:

Asset Purchase Determination:

In determining the intended accounting treatment for the transaction, DISH Network looked to ASC 805 and conducted an analysis under the “Single or Similar Asset Threshold” tests discussed in ASC 805-10-55-5A, which states that if “substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.”

In reviewing the assets comprising the BSS Business (those enumerated on page 1 of the Registration Statement) in accordance with the “Single or Similar Asset Threshold” test of ASC 805-10-55-5A, DISH Network did not apply the “Single Identifiable Asset” test provided by ASC 805-10-55-5B, but rather applied the “Similar Assets” test provided by ASC 805-10-55-5C and concluded, based on the below analysis, that the BSS Satellites represent a group of similar assets that comprise substantially all of the fair value of the assets acquired.

ASC 805-50-55-5C states that when evaluating whether assets are similar, an entity should consider the nature of each single identifiable asset and the risks associated with managing and creating outputs from the assets (that is, the risk characteristics).  In considering the risk characteristics of the 9 satellites that comprise the BSS Satellites, DISH Network concluded that they were similar based upon, among other things, the following factors:

1)             Each of the BSS Satellites is a Direct Broadcast Satellite that was specifically constructed and configured to provide satellite-based TV service to subscribers.

2)             The BSS Satellites are all in geosynchronous orbit roughly 22,000 miles above the equator.

3)             The BSS Satellites all utilize the same Ku band frequencies between 12 to 18 gigahertz.

4)             The BSS Satellites were all built for, and are currently capable of being used for, the same purpose: to receive uplink signals and broadcast that signal down to subscribers.

5)             End subscribers are generally not aware of which specific satellite provides their television signal and a different satellite can be used to provide signals to the same household with no difference in the services received by the subscriber.

6)             The BSS Satellites in many cases have interoperability in that they could service an orbital slot other than the one the satellite currently resides.

Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

7)             The BSS Satellites will be recorded in the same line item in DISH Network’s consolidated balance sheet (“Property and Equipment, net”).

8)             DISH Network currently views satellites as a single asset group under ASC 360 for impairment testing purposes, and intends to include the BSS Satellites in that asset group upon the closing of the transaction.

9)             Depreciation for satellites is shown in a single line item in the footnotes to DISH Network’s externally reported financial statements.

10)      Satellites are discussed as a group in the risk factors to DISH Network’s Annual Report on Form 10-K as they face many similar risks, and this discussion will also include, without differentiation, the BSS Satellites, within the total satellite fleet.

ASC 805-50-55-5C also gives specific examples of things that should not be considered similar assets.  DISH Network reviewed these examples, noting the following:

1)             A tangible and intangible asset (All of the BSS Satellites are tangible assets)

2)             Identifiable intangible assets in different major intangible asset classes (This is not applicable as the BSS Satellites are all tangible assets)

3)             A financial asset and a nonfinancial asset (All of the BSS Satellites are nonfinancial assets)

4)             Different major classes of financial assets (This is not applicable as the BSS Satellites are all nonfinancial assets)

5)             Different major classes of tangible assets (for example, inventory, manufacturing equipment, and automobiles) (Satellites are a single major class of tangible assets and DISH Network records them as such in its internal and external reporting and will do the same with the BSS Satellites)

6)             Identifiable assets within the same major asset class that have significantly different risk characteristics (As noted above, DISH Network believes that the BSS Satellites have similar risk characteristics)

DISH Network also considered whether the Nimiq 5 and QuetzSat-1 satellites that are leased by EchoStar through financing leases would have different risk characteristics than the satellites that are owned by EchoStar.  DISH Network concluded that the risks associated with these satellites under finance leases would be similar to the risks associated with the owned satellites based upon, among other things, the fact that the Nimiq 5 and Quetzsat-1 satellites are designed as Direct Broadcast Satellites and provide satellite TV service to customers consistent with the owned satellites.

After concluding that the BSS Satellites are a group of similar assets under ASC 805-10-55-5C, DISH Network then determined that the BSS Satellites made up substantially all of the fair value of the gross assets acquired.

In making this determination, DISH Network determined the fair value of all of the gross assets acquired in the transaction, using either an income or market approach, noting that the BSS Satellites made up [**Confidential Treatment Requested By

Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

DISH Network Pursuant to 17 C.F.R. § 200.83**] of the fair value of the gross assets acquired, as shown on the below table:

[**Confidential Treatment Requested By DISH Network Pursuant to 17 C.F.R. § 200.83**]

Based on the above analysis, substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets (the BSS Satellites).  As a result, DISH Network determined that the transaction should be accounted for as an asset purchase in accordance with ASC 805-10-55-5A.

Consideration of Rule 3-05 and Article 11 of Regulation S-X

DISH Network considered whether historical financial statements or pro-forma financial statements were required under Rule 3-05 and Article 11, respectively, by performing the required significance tests under the conditions specified in the definition of significant subsidiary in 17 C.F.R. § 210.1-02(w).  None of the significance tests (the asset test, investment test and income test) exceeded 10% as compared to the corresponding figure of DISH Network.

Based on the results of these tests, DISH Network concluded that neither historical financial statements of the BSS Business nor pro-forma financial statements reflecting the acquisition of the BSS Business were required.

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Securities and Exchange Commission

July 1, 2019

CONFIDENTIAL TREATMENT REQUESTED BY

DISH NETWORK CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-1229.  I can also be reached by e-mail at paul.orban@dish.com.

Sincerely,

/s/ Paul W. Orban
Paul W. Orban
Executive Vice President and Chief Financial Officer

cc:                                Christie Wong, SEC

Robert Littlepage, SEC

Joshua Shainess, SEC

Celeste Murphy, SEC

Brandon Ehrhart, DISH Network Corporation

Dean A. Manson, EchoStar Corporation

Scott D. Miller, Sullivan & Cromwell LLP

Michael A. Deyong, White & Case LLP